Exhibit 99.1

CONSOLIDATED BALANCE SHEETS

(Thousands of Canadian Dollars)

	September 30	December 31
	2005	2004
	(unaudited)	(audited)
Assets

Current assets
Cash and short term investments	$6,281	$1,725
Accounts receivable	7,146	5,808
Prepaid expenses	999	593
	14,426	8,126

Nova Scotia offshore term deposits	14,421	14,169
Petroleum and natural gas properties (note 4)	143,680	128,716
	$172,527	$151,011

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$12,648	$10,756
Revolving production loan (note 2)	14,229	10,750
	26,877	21,506

Future income taxes	9,287	8,778
Asset retirement obligation	8,072	7,177
	44,236	37,461

Shareholders’ Equity

Share capital and warrants (note 3)	126,601	114,626
Contributed surplus	4,539	3,386
Deficit	(2,849)	(4,462)
	128,291	113,550

	$172,527	$151,011

Weighted Average Shares Outstanding	110,602,402	105,767,186

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(unaudited)

(Thousands of Canadian dollars except per share amounts)

	Three Months Ended		Nine months Ended
	September 30		September 30
	2005	2004	2005	2004
Revenue
Oil and gas	$14,982	$9,282	$35,910	$27,670
Royalties, net of royalty tax credit	(2,633)	(1,878)	(6,128)	(4,796)
	12,349	7,404	29,782	22,874
Expenses
Production and operating	2,087	1,870	5,212	5,166
Depletion and amortization	6,274	6,204	16,111	16,416
Interest on bank debt	212	147	724	447
General and administrative	1,176	897	4,004	3,191
Stock based compensation	498	792	1,593	1,732
	10,247	9,910	27,644	26,952

Net income from operations	2,102	(2,506)	2,138	(4,078)
Interest income	58	108	210	409
Income before income taxes	2,160	(2,398)	2,348	(3,669)

Provision for income taxes
Future	604	(203)	672	(570)
Large Corporation	61	72	63	205
Income taxes	665	(131)	735	(365)

Net income (loss)	1,495	(2,267)	1,613	(3,304)

Deficit at beginning of period	(4,344)	(2,475)	(4,462)	(1,438)
Deficit at end of period	$(2,849)	$(4,742)	$(2,849)	$(4,742)
Basic and diluted income (loss) per common share	$0.01	$(0.02)	$0.01	$(0.03)

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(Thousands of Canadian dollars)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2005	2004	2005	2004
OPERATING ACTIVITIES:
Net income	$1,495	$(2,267)	$1,613	$(3,304)
Items not requiring cash outlay:
Depletion and amortization	6,274	6,204	16,111	16,416
Future income taxes (reduction)	604	(203)	672	(570)
Stock based compensation expense	498	792	1,593	1,732
Cash flow from operations	8,871	4,526	19,989	14,274

Net change in non-cash working capital	1,596	3,198	3,047	10,390
	10,467	7,724	23,036	24,664

FINANCING ACTIVITIES:
Issue of shares	11,094	268	11,372	9,185
Redemption of term deposits	(300)	(630)	(252)	(630)
Increase (repayment) of revolving production loan	929	450	3,479	(4,200)
	11,723	88	14,599	4,355

INVESTING ACTIVITIES:
Exploration and development expenditures	(16,703)	(10,477)	(30,180)	(33,493)
Change in non-cash working capital	(942)	(12,772)	(2,899)	(2,016)
	(17,645)	(23,249)	(33,079)	(35,509)
Increase (decrease) in cash position for the period	4,545	(15,437)	4,556	(6,490)
Opening cash position	1,736	18,275	1,725	9,328
Closing cash position	$6,281	$2,838	$6,281	$2,838
Interest paid during period	212	147	724	447
Taxes paid during period	276	259	276	259

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands except per share amounts)

Note 1: Significant Accounting Policies

The interim financial statements of Canadian Superior Energy Inc. have been prepared by management in accordance with the accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2004. The disclosures included below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Corporation’s annual report for the year ended December 31, 2004.

Note 2:  Revolving Production Loan

At September 30, 2005 the Corporation had a demand revolving production loan facility (the “facility”) with a Canadian chartered bank of $25.0 million of which it had drawn $14.2 million. The facility bears interest at prime plus 1.0%. The facility is secured by a $100 million first floating charge demand debenture on the assets of the Corporation and a general security agreement covering all of the assets of the Corporation. The facility expires, and is up for renewal on April 30, 2006.

Note 3: Share Capital

a)         Issued

The Corporation’s authorized share capital consisted of an unlimited number of common shares and preferred shares.

	Number	Amount
Balance as at December 31, 2004	109,806	$114,626
Issued upon exercise of stock options	649	1,285
Issue upon conversion of special warrants	5,500	11,000
Issue costs, net of future tax reduction of $163,000	—	(310)
Balance as at September 30, 2005	115,955	$126,601

b)        Special warrants issued

Number
Balance as at December 31, 2004	0
Special warrants issued for cash	5,500
Conversion upon issuance of common shares	(5,500)
Balance as at September 30, 2005	0

On July 11, 2005, the Corporation completed a private placement financing consisting of 5.5 million special warrants at a price of $2.00 per special warrant for total proceeds of $11.0 million before financing costs of $275,000. The special warrants allow purchasers to acquire one common share of Canadian Superior Energy Inc. and one half warrant. Each full warrant allows holders to acquire one share of Canadian Superior Energy Inc. at a price of $2.50 to the end of June 30, 2006. On September 2, 2005, all of the special warrants were converted into 5,500,000 common shares and 2,750,000 purchase warrants.

c)         Stock options:

The Corporation has a stock option plan for its directors, employees and consultants. The exercise price for stock options granted is no less than the quoted market price on the grant date. An option’s maximum term is ten years.

	June 30, 2005		December 31, 2004
	Number of	Weighted	Number of	Weighted
	Options	Average Price	Options	Average Price
Balance, beginning of period	7,371	$1.66	5,133	$1.29
Prior period option reinstatement	200	0.80	0	0
Forfeited	(611)	1.82	(2,170)	1.57
Exercised	(649)	1.30	(1,299)	1.13
Granted	1,847	1.97	5,707	1.85
Balance, end of period	8,156	$1.73	7,371	$1.66

A modified Black-Scholes option pricing model, with the following weighted average assumptions for the nine months ended September 30, 2005, was used to estimate the fair value of options on the date of the grant, for inclusion as stock-based compensation expense.

The fair value of the stock based compensation is amortized over the vesting period of the options.

Risk free interest rate (%)	4.00
Expected lives (years)	5 - 10
Expected volatility (%)	60 - 95
Dividend per share	0.00

The grant date weighted average fair value of options issued during 2005 was $1.59 per option.

Note 4: Petroleum and Natural Gas Properties

Petroleum and natural gas properties and equipment (Dec 31, 2004)	$173,157
Less: accumulated depreciation, depletion and amortization	(44,441)
Balance December 31, 2004	128,716

Additions to September 30, 2005	30,180
Asset Retirement Obligation	472
Less: accumulated depreciation, depletion and amortization (net of accretion expense of $423,000)	(15,688)
Balance September 30, 2005	$143,680

Note 5: Related Party Transactions

During the nine months ended September 30, 2005, the Corporation paid $445,000 (2004 - $542,000) at commercial terms for oilfield equipment rentals to a company controlled by a director and for aircraft rentals at commercial terms to a company controlled by an officer and director of the Corporation.

Note 6: Risk Management

The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes.

At September 30, 2005, the Corporation had the following contracts in place:

Contract	Volume	Price	Term
Costless Collar	100 bbls per day	$43.85 – $51.00 USD/bbl WTI	April 1 – December 31 2005
Fixed Price	1000 gj/per day	10.08/gj (Aeco)	November 1, 2005 – March 31, 2006

At September 30, 2005, the estimated fair value of the above financial instrument was a loss of $684,000.

During the first nine months of 2005, the Corporation’s hedging activities resulted in a gain of $83,000 which was recorded as an increase in oil and gas revenues during the period.